UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3) *

INUVO, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46122W204

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☒    Rule 13d-1(c)

☐    Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

(1)	NAME OF REPORTING PERSONS ROBERT H. DRYSDALE
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER- 10,894,195
	(6)	SHARED VOTING POWER- 1,400,000
	(7)	SOLE DISPOSITIVE POWER- 10,894,195
	(8)	SHARED DISPOSITIVE POWER- 1,400,000

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,294,195
(10)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% (based on 120,134,884 common shares outstanding as of November 11, 2022 per Issuer’s 10-Q)
(12)	TYPE OF REPORTING PERSON IN

ITEM 1(a).	NAME OF ISSUER

Inuvo, Inc.

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

500 President Clinton Avenue, Suite 300

Little Rock, Arkansas 72201

ITEM 2(a).	NAME OF PERSON FILING.

This Schedule 13G is being filed by Robert H. Drysdale (the “Reporting Person”).

ITEM 2(b).	ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

The address of the Reporting Person is 132A Royal Circle, Honolulu, Hawaii 96816.

ITEM 2(c).	CITIZENSHIP.

United States.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common stock.

ITEM 2(e).	CUSIP No.

46122W204

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B):

Not applicable.

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned: 12,294,195

(b) Percentage of class: 9.8% (based on 120,134,884 common shares outstanding as of November 11, 2022 per Issuer’s 10-Q)

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 10,894,195

(ii)	Shared power to vote or to direct the vote: 1,400,000

(iii)	Sole power to dispose or to direct the disposition of: 10,894,195

(iv)	Shared power to dispose or to direct the disposition of: 1,400,000

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

  Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

  Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

  Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

  Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

  Not applicable.

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, or other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2023	/s/ Robert H. Drysdale
Robert H. Drysdale